

Mail Stop 4631

October 18, 2016

Via E-mail
John M. Stephens
Chief Financial Officer
The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

> **Re: The New Home Company Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 29, 2016**
> **Response Dated October 11, 2016**
> **File No. 1-36283**

Dear Mr. Stephens:

We have reviewed your October 11, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1. We note your response to comment 2 in our letter dated September 19, 2016. Please tell us at what point the warranty reserve for the LR8 joint venture was no longer recognized in accordance with ASC 460. In your letter dated September 13, 2016, you state, "…the carrying value of the joint venture entity's warranty reserve exceeded its fair value prior to the change in control…[o]nce the Company took control of the entity, it re-evaluated the warranty reserve under ASC 460 and re-evaluated its estimated construction defect self-insured retention liability under ASC 450, which together totaled $465,000 at fair value." As part of your response, please reconcile these previous statements with your new statement that "LR8 had accrued for its warranty reserve at a lower rate of 0.33%, which is the rate at which the cumulated expected warranty reserve was remeasured immediately prior to the consolidation." If the warranty reserve was remeasured immediately prior to your consolidation, it is unclear why you recognized 100% of the change in the warranty reserve as a gain. Based on your hypothetical presentation, it would appear that your allocation

percentage is 30 prior to the change in control. Please provide us with your materiality assessment for correcting the warranty reserve to comply with ASC 460 from the point at which you determined the warranty reserve exceeded the appropriate balance in accordance with the guidance in ASC 250-10-45-27 and ASC 250-10-S99. In this regard, we note that the $1.6 million gain recognized in the equity in net income of unconsolidated joint ventures line is 40.6% and 56.6% of income before income taxes for the three and six-months ended June 30, 2016, respectively. If you do not believe there is an error in the recognition of the warranty reserve just prior to the change in control, please provide us with a comprehensive explanation as to why there was a significant change in the warranty reserve at the change in control event date.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction